Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

25 August 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 16/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

Announcement No. 16/2008
25 August 2008

Coloplast – first part of share buy-back programme finalised

As informed in Announcement No. 4/2008 the shareholders in general meeting in December 2007 authorised Coloplast to establish a share buy-back programme of up to DKK 1billion during 2008 and 2009.

The first part of the programme of DKK 500 million has been executed during the period of 6 March – 21 August 2008.

Henceforth, Coloplast owns 3,171,332 own B shares of DKK 5 equal to 6.9% of the company's total share capital.

Under the programme the following transactions have been executed during the period 18 – 21 August 2008:

Date	Number of shares	Average buying price	Amount DKK
18 August 2008	13,375	336.10	4,495,391.00
19 August 2008	20,385	339.46	6,919,851.33
20 August 2008	31,000	339.42	10,521,896.00
21 August 2008	4,000	339.26	1,357,036.00
Accummulated until now under the programme	**1,241,645**	**402.70**	**500,011,122.01**

We expect to commence the second part of the share buy-back programme for the remaining DKK 500 million in the financial year 2008/09.

Further information

Investors and financial analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
Email: dklsk@coloplast.com

Ian S.E. Christensen
Head of Investor Relations
Tel. + 45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This information is available in a Danish and an English version. In case of discrepancies, the Danish version will prevail.

END